UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

* All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of delinquent participant contributions for the year ended December 31, 2019 and assets (held at end of year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2007.

Los Angeles, California

June 25, 2020

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2019	2018
Assets
Investment:
Plan interest in Master Trust	$1,277,258,993	$1,029,504,899

Receivables:
Notes receivable from participants	30,287,624	27,995,731
Employer contributions	—	8,831,501
Due from trustee	376,491	336,414
Total receivables	30,664,115	37,163,646

Total assets	1,307,923,108	1,066,668,545

Liabilities
Excess contributions payable	875,429	165,796
Total liabilities	875,429	165,796

Net assets available for benefits	$1,307,047,679	$1,066,502,749

See accompanying notes to financial statements.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2019
Additions
Income:
Plan interest in Master Trust investment income	$258,676,372
Interest on notes receivable from participants	1,556,381
Total income	260,232,753

Contributions:
Participants	50,178,794
Employer, net of forfeitures	22,676,895
Rollover	3,401,836
Total contributions, net	76,257,525

Transfer from other plans	8,442,621
Revenue sharing program credits	1,453,437

Total additions	346,386,336

Deductions
Benefits paid to participants and beneficiaries	105,662,940
Administrative expenses	178,466
Total deductions	105,841,406

Net increase	240,544,930

Net assets available for benefits, beginning of year	1,066,502,749

Net assets available for benefits, end of year	$1,307,047,679

See accompanying notes to financial statements.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that provides certain benefits to the eligible employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the Reliance Steel & Aluminum Co. Benefits Committee (“Plan Administrator”). The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”) and the recordkeeper is Fidelity Investments Institutional Operations Company, Inc. The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan.

Transfers from Other Plans

During 2019, the retirement plans below were merged into the Plan and their assets were transferred accordingly.

Year Ended
December 31, 2019
All Metals Service & Warehousing Inc. 401(k) Profit-Sharing Plan	$2,810,367
DuBose National Energy Services, Inc. 401(k) and DuBose National Energy Services, Inc. 401(k) Plan #002	4,602,047
KMS Fab, LLC 401(k) Plan	843,950
KMS South, Inc. 401(k) Plan	186,257

$8,442,621

During 2019, employees of the subsidiaries noted below became eligible to participate in the Plan and received past service credit for purposes of vesting under the provisions of the Plan.

Participant
Eligibility Date
All Metals Processing & Logistics, Inc.	July 1, 2019
All Metals Transportation and Logistics, Inc.	July 1, 2019
DuBose National Energy Fasteners & Machined Parts, Inc.	January 1, 2019
DuBose National Energy Services, Inc.	January 1, 2019
KMS FAB, LLC	January 1, 2019
KMS South, Inc.	January 1, 2019

Participation

Effective April 1, 2019, eligible employees may enroll into the Plan following 30 days of employment. The Plan’s recordkeeper automatically enrolls eligible employees into the Plan following 90 days of employment with an initial deferral contribution of 3% of eligible compensation, unless the employee elects a different deferral contribution percentage or declines to participate. The initial deferral contribution percentage for those participants automatically enrolled into the Plan automatically increases annually by 1% (up to a maximum of 10%), unless elected otherwise by the participant.

Contributions

Participants may contribute up to 50% of eligible compensation into the Plan on a pre-tax basis and/or make Roth 401(k) contributions on an after-tax basis, effective April 1, 2019, subject to federal limits. In addition, participating employers make matching contributions per payroll cycle. The Company ceased making profit sharing contributions after the 2018 plan year. All employer contributions are discretionary, as determined by the Company.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. For the year ended December 31, 2019, forfeitures of $1,003,266 were used to reduce the Company’s contributions. Forfeited nonvested accounts totaled $110,408 and $97,375 at December 31, 2019 and 2018, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. As of December 31, 2019, notes receivable from participants had interest rates that ranged from 3.25% to 10.50%, and have maturities through August 2040. Interest earned is recorded on an accrual basis as interest on notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits. Unpaid loans determined to be in default under the terms of the notes are deemed to be distributed in accordance with the provisions of the Plan document.

Administrative Expenses

Loan initiation and maintenance, and overnight delivery fees are charged by the Trustee directly to the account balance of the applicable participants. These expenses totaled $178,466 for the year ended December 31, 2019.

Recordkeeping fees, audit, legal and other administrative expenses relating to the Plan are not reflected in the accompanying financial statements as they are paid by the Company and constitute exempt party-in-interest transactions under ERISA.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. The revenue sharing credits are invested in the money market fund until allocated to Plan participants. Revenue sharing credits, if any, are allocated on a quarterly basis equally to participant accounts with a balance as of the end of each quarter. The revenue sharing program credits for the year ended December 31, 2019 were $1,453,437, of which $1,076,946 was received by the Plan in 2019, and the balance, $376,491, recorded as Due from trustee, was received by the Plan in 2020. The revenue sharing program credits for the year ended December 31, 2018 were $1,398,563, of which $1,062,149 was received by the Plan in 2018, and the balance, $336,414, recorded as Due from trustee, was received by the Plan in 2019.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), contract value is the relevant measure for investment contracts held by a defined-contribution plan that meet the fully benefit-responsive investment contract criteria. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan has a 100% interest in the net assets of the Reliance Steel & Aluminum Co. Master 401(k) Plan Master Trust (the “Master Trust”). See Note 3, Information Concerning the Master Trust.

The Plan, through the Master Trust, invests in the Fidelity Managed Income Portfolio Class 2 which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition).

Investment Valuation and Income Recognition

The Master Trust has investments in registered investment companies (mutual funds), a common collective trust and a unitized employer common stock fund. Registered investment companies (mutual funds) and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value (“NAV”) of the shares held by the Master Trust. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in the Fidelity Managed Income Portfolio Class 2, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant NAV while generating a slightly higher yield than the money market fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s

NAV. However, withdrawals prompted by certain events (e.g., the termination of the Fidelity Managed Income Portfolio Class 2 and changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is presented in the accompanying Statement of Changes in Net Assets Available for Benefits as Plan interest in Master Trust investment income, which is detailed in Note 3, Information Concerning the Master Trust.

Risks and Uncertainties

The Plan has an interest in the Master Trust which invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Recently Issued Accounting Pronouncements

In January 2016, the FASB issued accounting guidance that changed the recognition, measurement, presentation and disclosure of certain financial assets and liabilities. The Plan adopted these accounted changes during the 2019 plan year without material impact to the Plan’s financial statements.

In August 2018, the FASB issued accounting guidance that adds, removes and modifies fair value disclosure requirements. The new accounting guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The adoption of these accounting changes is not expected to have a material impact on the Plan’s financial statements.

3.	Information Concerning the Master Trust

The Plan has a 100% interest in the net assets of the Master Trust. The following table summarizes the net assets of the Master Trust:

	December 31,	December 31,
	2019	2018
Assets
Investments at fair value:
Interest-bearing cash	$4,461,824	$2,881,956
Money market fund	56,575,022	51,897,126
Mutual funds	1,082,569,090	871,626,323
Reliance Steel & Aluminum Co. common stock	97,843,920	68,403,551
Common collective trust	36,334,240	34,412,161
Total investments at fair value	1,277,784,096	1,029,221,117

Other receivables	38,789	289,645

Total assets	1,277,822,885	1,029,510,762

Liabilities
Due to broker for securities purchased	360,783	—
Other payables	203,109	5,863
Total liabilities	563,892	5,863

Net assets in Master Trust	$1,277,258,993	$1,029,504,899

The following table summarizes the changes in net assets of the Master Trust:

Year Ended
December 31, 2019
Investment income
Net appreciation in fair value of investments	$193,377,611
Interest and dividend income	65,298,761
Investment income	258,676,372

Net transfers	(10,922,278)

Net increase	247,754,094

Net assets in Master Trust, beginning of year	1,029,504,899

Net assets in Master Trust, end of year	$1,277,258,993

Participants may invest in certain investments offered by the Trustee, including a unitized employer common stock fund that consists principally of Reliance Steel & Aluminum Co. common stock and interest-bearing cash that provides liquidity for trading. As of December 31, 2019 and 2018, the Plan, through the Master Trust, held 1,136,673 and 1,321,012 units of the Reliance Steel Stock Fund, with fair values of $101,780,641 and $71,569,289, respectively.

The assets and liabilities of the Reliance Steel Stock Fund were as follows:

	December 31,	December 31,
	2019	2018
Reliance Steel & Aluminum Co. common stock (817,000 shares as of December 31, 2019 and 961,129 shares as of December 31, 2018)	$97,843,920	$68,403,551
Interest-bearing cash	4,461,824	2,881,956
Other receivables	38,789	289,645
Due to broker for securities purchased	(360,783)	—
Other payables	(203,109)	(5,863)
	$101,780,641	$71,569,289

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2019 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

4.	Fair Value Measurements

Fair value is the price that would be received to sell the investment in an orderly transaction between market participants (an exit price). The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2019 and 2018:

December 31, 2019	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$4,461,824	$—	$—	$4,461,824
Money market fund	56,575,022	—	—	56,575,022
Mutual funds	1,082,569,090	—	—	1,082,569,090
Reliance Steel & Aluminum Co. common stock	97,843,920	—	—	97,843,920

Total assets in the fair value hierarchy	1,241,449,856	—	—	1,241,449,856

Common collective trust measured at NAV				36,334,240

Total investments at fair value	$1,241,449,856	$—	$—	$1,277,784,096

December 31, 2018	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$2,881,956	$—	$—	$2,881,956
Money market fund	51,897,126	—	—	51,897,126
Mutual funds	871,626,323	—	—	871,626,323
Reliance Steel & Aluminum Co. common stock	68,403,551	—	—	68,403,551

Total assets in the fair value hierarchy	994,808,956	—	—	994,808,956

Common collective trust measured at NAV				34,412,161

Total investments at fair value	$994,808,956	$—	$—	$1,029,221,117

The Master Trust’s investments that are measured at fair value on a recurring basis, including the money market fund, mutual funds and common stock are classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Master Trust’s investment in the common collective trust is measured at fair value using the NAV practical expedient. The fair value of the common collective trust is excluded from the fair value hierarchy and is presented in the tables above to permit reconciliation of the investments classified within the fair value hierarchy to the Master Trust’s total investments at fair value.

5.	Party-in-Interest Transactions

Certain Master Trust investments include shares in mutual and money market funds, and an interest in a common collective trust that are managed by the Trustee. The Master Trust also invests in shares of Reliance Steel & Aluminum Co. common stock through the unitized employer common stock fund. These transactions qualify as exempt party-in-interest transactions. Additionally, loans to Plan participants and the Company’s compensation of the employees who perform certain administrative functions of the Plan also qualify as exempt party-in-interest transactions.

6.	Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated June 13, 2019, confirming the tax qualified status of the Plan. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code and therefore continues to be tax qualified.

The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 and 2018, there were no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Plan is no longer subject to U.S. federal tax examinations for years before 2016.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balances were returned by the Plan to the participants prior to IRS deadlines.

9.	Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR §2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2019 Plan year. Late remittances amounted to $251,703 for the 2019 Plan year and the Company has remitted lost earnings to the Plan.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

	December 31,	December 31,
	2019	2018
Net assets available for
benefits as reported on the Form 5500	$1,307,537,552	$1,066,137,458
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(489,873)	365,291
Net assets available for benefits as reported
on the accompanying financial statements	$1,307,047,679	$1,066,502,749

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year Ended
December 31, 2019
Net increase in net assets available for benefits as
reported on the Form 5500*	$241,400,094
Investments:
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts held by a common collective trust:
Beginning of year	(365,291)
End of year	(489,873)
Net increase in net assets available for benefits as
reported on the accompanying financial statements	$240,544,930

* The net increase in net assets available for benefits as reported on Form 5500 includes asset transfers made during the year.

11.	Subsequent Events

In March 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 outbreak has led to significant stock market volatility and the U.S. economy is in recession. The duration and severity of the outbreak and its long-term impact on the Plan are uncertain at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted, which includes provisions, among others, that provide temporary relief for those retirement plan participants affected by COVID-19. Participants that meet certain criteria can take a penalty-free hardship withdrawal, borrow from their accounts at higher limits and suspend making payments on their participant loans until 2021. The Plan adopted all of the provisions included in the CARES Act that pertain to qualified retirement plans.

The CARES Act removed the 10% early withdrawal penalty for a coronavirus-related distribution up to $100,000 made during 2020. The income to the participant can be spread over a three-year period for income tax purposes and income taxes to the participant can be avoided if the distribution is repaid within the three-year period following the distribution. Participants may borrow from their account up to the lesser of $100,000 or the vested account balance. Participants can suspend loan repayments due from March 27, 2020 to December 31, 2020 for up to one year.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT CONTRIBUTIONS

Year Ended December 31, 2019

Employer Identification Number: 95-1142616

Plan Number: 003

Total that Constitute Nonexempt Prohibited Transactions
Total Fully
Participant Contributions Transferred			Contributions	Corrected
Late to the Plan	Contributions	Contributions	Pending	Under
Check Here if Late Participant Loan	Not	Corrected	Correction in	VFCP and PTE
Repayments are Included ⌧	Corrected	Outside VFCP *	VFCP	2002-51
$251,703	—	$259,084	—	—

* Includes $7,381 delinquent contributions for the year ended December 31, 2018 presented as Contributions Not Corrected in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2018.

RELIANCE STEEL & ALUMINUM CO. MASTER 401(k) PLAN SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2019 Employer Identification Number: 95-1142616
Plan Number: 003

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Master trust:
*	Master Trust:	Plan interest in Master Trust investments	a	$1,277,748,866

	Notes receivable from participants:
		Notes receivable from participants with
		interest rates ranging from 3.25% to
		10.50%, collateralized by participants'
		account balance and maturing through
*	Notes receivable from participants	August 2040	—	30,287,624

			Total	$1,308,036,490

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.
MASTER 401(k) PLAN

Dated: June 25, 2020	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Benefits Committee

EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—BDO USA, LLP